16:14 11-09-2015 Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of November 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated November 24, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:November 24, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

November 24, 2015:JAGUAR LAND ROVER TO DOUBLE THE SIZE OF ITS ENGINE PLANT

  Jaguar Land Rover to invest GBP450 million to expand its Engine Manufacturing Centre
  Expansion programme driven by global demand for current and future models
  Company investment in the site totals GBP1 billion
  Several hundred new jobs to be created
  Announcement cements Jaguar Land Rover's position as the leading investor in British Manufacturing

Jaguar Land Rover today announced that it is to double the size of its Engine Manufacturing Centre (EMC) as part of a GBP450mn expansion programme. This latest news from the UK's leading manufacturing investor is a clear signal of the company's long-term commitment to Britain. Total investment in the site, which opened a year ago, now stands at GBP1bn making it the most significant new automotive manufacturing facility to be built in the UK in the last decade.

The EMC is home to the high technology, low emission Ingenium engine - Jaguar Land Rover's first venture into in-house engine manufacturing in a generation. In just twelve months, the Midland based facility has moved from prototype production to full-scale manufacture with more than 50,000 engines coming off the production line.

The Ingenium engine launched initially in the Jaguar XE in April 2015 and was followed quickly by the Discovery Sport, two of the most significant product launches from the British manufacturer accounting for sales of 65,800 in the year so far. Today the EMC has cemented its position as the heart of Jaguar Land Rover's UK manufacturing operations supplying all three vehicle plants with engines which also power the Range Rover Evoque, all-new Jaguar XF and soon to be launched ground breaking Jaguar F-PACE.

This latest phase in the development of the EMC will see the site increase its operational footprint to 200,000 square meters, supporting capacity uplift as the company continues on its product offensive to deliver more exciting new products to customers.

Jaguar Land Rover CEO, Dr. Ralf Speth said: "We are proud to be such a significant investor in advanced manufacturing in Britain and are excited by this expansion and the new jobs it will create.

"The Engine Manufacturing Centre is a strategically significant facility for Jaguar Land Rover. The decision to expand our operations at the site provides a clear signal of our commitment to meeting customer demand for cleaner and more efficient engines, whilst developing the skills and capability that Britain needs if it is to remain globally competitive".

Today's announcement will lead to the creation of several hundred new jobs at the Centre in a move which will see Jaguar Land Rover's global workforce hit 40,000 by next year. In the twelve months since its opening the EMC has seen its workforce reach 700 with further recruitment ongoing. The first eight recruits to be employed for the project in 2011 were apprentices who this month graduated from Jaguar Land Rover's industry-leading programme and take on exciting roles within the EMC and wider powertrain organisation.

Lauren Quinn, one of the EMC's first apprentices said:"My time as an apprentice at the Engine Manufacturing Centre far exceeded my expectations; it's given me a future I could have only dreamed of 5 years ago.

"When I started in 2011 I was one of only eight official employees dedicated to the project and the plant was no more than a muddy field. We have come such a long way in a short space of time and I'm proud to have been part of this world-class team and the creation of a facility which will create a legacy for many years to come".

The Engine Manufacturing Centre is one of Jaguar Land Rover's four UK based manufacturing facilities*. Together with its R&D centers in Coventry and Gaydon, Jaguar Land Rover has invested GBP11bn in product creation and facilities, creating more than 20,000 new jobs in the last five years.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.